UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: February 16, 2021

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Names)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the new release which appears immediately following this page.

Investor Relations

Tel. +41-44-234 41 00

Media Relations

Tel. +41-44-234 85 00

15 February 2021

News Release

Robert Karofsky appointed sole President UBS Investment Bank as Piero Novelli retires

Zurich/Basel, 15 February 2021 – Robert Karofsky has been appointed sole President UBS Investment Bank, following Piero Novelli’s decision to retire from the banking industry to pursue new opportunities, including non-executive chairman positions and roles in academia teaching finance and business. Novelli will step down as Co-President Investment Bank on 31 March 2021.

Together, Karofsky and Novelli successfully reshaped the Investment Bank, realigning efforts around clients’ evolving needs, focusing resources on opportunities for profitable growth, and reinvesting in the bank’s digital transformation. They also deepened the Investment Bank’s partnership with Global Wealth Management and Asset Management. Under their leadership, the Investment Bank achieved its best fourth-quarter and full year results since 2012, finishing 2020 with an exceptional return on attributed equity of nearly 20%.

Karofsky joined UBS in 2014, leading the Equities business globally. In September 2018, Karofsky and Novelli became Co-Presidents Investment Bank. Leveraging his markets experience, Karofsky has led the Investment Bank’s digital transformation.

Novelli re-joined UBS in 2013 and has held a number of executive roles across the Investment Bank. Prior to becoming the Co-President, he was Executive Chairman, Corporate Client Solutions, having previously served as Global Head of Advisory and, before that, Chairman of Global M&A.

Group Chief Executive Officer Ralph Hamers: “I want to personally thank Piero for his contributions to reshaping our Investment Bank and successfully co-leading the business, employees and our clients through the pandemic. Our world-class Investment Bank is critical to the success of our Group strategy and I am confident Rob is the right leader to help us achieve our strategic ambitions.”

UBS Group AG and UBS AG, News Release, 15 February 2021                                                                                                            Page 1 of 2

Investor Relations

Tel. +41-44-234 41 00

Media Relations

Tel. +41-44-234 85 00

UBS Group AG and UBS AG

Investor contact

Switzerland:    +41-44-234 41 00

Media contact

Switzerland:    +41-44-234 85 00

UK:                 +44-207-567 47 14

Americas:        +1-212-882 58 58

APAC:             +852-297-1 82 00

www.ubs.com/media

Notice to investors

This document and the information contained herein are provided solely for information purposes, and are not to be construed as a solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this document. Refer to UBS’s fourth quarter 2020 report and its Annual Report on Form 20-F for the year ended 31 December 2019 for additional information. These reports are available at www.ubs.com/investors.

Cautionary statement regarding forward-looking statements

This document contains statements that constitute forward-looking statements. While these statements represent UBS’s judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. Additional information about those factors is set forth in documents furnished and filings made by UBS with the US Securities and Exchange Commission, including the first and fourth quarter 2020 reports and the Annual Report on Form 20-F for the year ended 31 December 2019. UBS undertakes no obligation to update the information contained herein.

UBS Group AG and UBS AG, News Release, 15 February 2021                                                                                                            Page 2 of 2

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-225551), and of UBS Group AG on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; 333-200665; 333-215254; 333-215255; 333-228653; 333-230312; and 333-249143), and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ David Kelly______________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Ella Campi ______________

Name:  Ella Campi

Title:    Executive Director

UBS AG

By: _/s/ David Kelly______________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Ella Campi ______________

Name:  Ella Campi

Title:    Executive Director

Date:  February 16, 2021